UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras, Total and Total Eren conclude Memorandum of Understanding in the Renewable Energies Segment

Rio de Janeiro, July 10, 2018 - Petróleo Brasileiro S.A. - Petrobras reports that it has signed yesterday with the French companies Total and Total Eren a Memorandum of Understanding (MoU) to analyze the joint business development in solar energy and wind onshore energy segments in Brazil.

Based on promising initial results arising from the strategic partnership between the two companies signed on February 28, 2017, Petrobras and Total have been assessing other potential areas of cooperation. The conclusion of this agreement is part of Petrobras’ strategy to develop high-value businesses in renewable energy in partnership with major global players, to facilitate the transition to a low-carbon matrix.

The main benefits in developing a partnership of this kind are the dilution of risks related to the renewable energies business in Brazil and potential economies of scale and synergies.

The MoU is non-binding, but indicates the willingness of the companies to work together to develop projects in these segments.

*****

Petrobras performance in the renewable energies segment

Petrobras has four wind farms in partnership, totaling 104 MW in installed capacity. These farms were traded on the Regulated Market Environment (“ACR”) in the 2009 reserve energy auction and entered into operation in 2011. The company also owns a 1.1 MW solar photovoltaic power research and development plant in Rio Grande do Norte, where the operations of four types of technology are currently under evaluation.

Total performance in the renewable energies segment

Total is active along the entire solar photovoltaic value chain with SunPower and Total Solar, from the production of photovoltaic cells to the development of solar farms or the installation of solar facilities in the industrial/ commercial and domestic segments. In 2017, Total pursued its policy of investing in low- carbon businesses by taking an indirect stake of 23% in Eren Renewable Energy. This company, which has been renamed Total Eren, will enable the Group to boost its development in solar energy and break into wind power. Earlier this month Total has finalized the acquisition of 73.04% of the share capital of Direct Energy company, whose Renewable power generation activities in France will further complement Total’s portfolio.

About Total Eren

Founded in 2012 by Pâris Mouratoglou and David Corchia, Total Eren has built up a substantial and diversified portfolio of wind, solar and hydroelectric assets representing an installed gross capacity of more than 950 MW in operation or under construction worldwide. Through partnerships with local developers, Total Eren is currently developing numerous energy projects in countries and regions where renewable energy represents an economically viable response to growing energy demand, such as in Asia-Pacific, Africa and Latin America. Its objective is to achieve a global net installed capacity of more than 3 GW by 2022.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer